Exhibit 99.1

Kenon Announces Completion of Sale of IC Power’s Latin American and Caribbean Businesses

Singapore, January 1, 2018. Kenon Holdings Ltd. (“Kenon”) (NYSE: KEN; TASE: KEN) announces that Inkia Energy Limited (“Inkia”), a wholly-owned subsidiary of IC Power Ltd. (“IC Power”), has completed the sale of its Latin American and Caribbean businesses to I Squared Capital (the “Buyer”), an infrastructure private equity firm.

The sale is expected to generate proceeds of approximately $1,332 million, consisting of $1,110 million proceeds paid by the Buyer plus retained unconsolidated cash at Inkia of $222 million. This reflects the base purchase price of $1,177 million after certain adjustments, including estimated working capital, debt and cash at closing. The purchase price is subject to adjustments, including a final adjustment based on actual working capital, debt and cash amounts as of the closing date. As part of the transaction, the Buyer will assume Inkia’s $600 million of bonds, which were issued in November and December 2017.

Kenon intends to use a portion of the proceeds of the transaction to repay debt of IC Power ($43 million of net debt outstanding), and to repay its loan facility with Israel Corporation ($240 million outstanding, including accrued interest).

The consideration that Inkia received in the transaction is before estimated transaction costs, management compensation, advisor fees, other expenses and taxes, which are estimated to be in the aggregate approximately $254 million. The estimated tax payment includes taxes payable in connection with a planned restructuring of some of the companies remaining in the Kenon group, which will simplify the holding structure. As a result of this restructuring, Kenon will hold its interest in OPC Energy Ltd. (“OPC”) directly. Kenon does not expect any further tax liability in relation to any future sales of its interest in OPC.

The proceeds from the buyer include a four year $175 million deferred payment obligation accruing 8% interest payable in kind.

The net proceeds to be distributed to Kenon, following repayment of IC Power net debt and the Israel Corporation facility, and payment of transaction costs, management compensation, advisor fees, other expenses and taxes, are expected to be $619 million.

Bank of America Merrill Lynch acted as financial advisor to the seller.

Kenon's shareholders authorized a capital reduction to enable a potential distribution of a portion of the proceeds received from the transaction, but no determination has yet been made as to whether a distribution will be made or as to the timing or amount of any such distribution.

Further details of the transaction are included in Kenon's press release announcing the agreement for this sale published on November 26, 2017.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the sale of Inkia's Latin American and Caribbean businesses, including the estimated proceeds, estimated transaction expenses, management compensation and advisor fees other expenses and taxes payable in connection with the transaction, statements about expected uses of proceeds of the transaction, statements about the planned restructuring of Inkia and the statement that no further tax liability is expected in relation to future sales of OPC shares by Kenon and statements about the capital reduction authorized by Kenon shareholders. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to a number of risks and uncertainties, many of which are beyond Kenon’s control, and which could cause actual results to differ materially from those indicated in such forward-looking statements, including the amount of final closing adjustments to the purchase price, the final amount of transaction expenses, management compensation, advisor fees, other expenses and taxes payable in connection with the transaction, in each case which may be different from the estimated amounts discussed herein and potential changes in tax treatments described herein and the risk that tax authorities seek taxes beyond those anticipated in this release or that tax authorities take a different position than anticipated in each case which could result in higher taxes payable in respect of the transactions discussed herein and / or future sales of Kenon’s interest in OPC  and other risks and factors, including those risks set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F filed with the SEC and other filings. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.